UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Kanishka Roy
Chief Executive Officer
Plum III Merger Corp.
2021 Fillmore St., #2089
San Francisco, California 94115

Ranjeet Sundher
Chief Executive Officer
Tactical Resources Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7

**Re: Plum III Merger Corp.
Tactical Resources Corp.
Amendment No. 3 to Registration Statement on Form F-4
Filed May 22, 2025
File No. 333-282863**

Dear Kanishka Roy and Ranjeet Sundher:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4

Ownership of Pubco Common Shares after Closing, page 54

1. Please provide us with your underlying calculations of Plum's net tangible book value per share as of December 31, 2024 (unadjusted) included in your dilution table at page 54.

2. We note your revised dilution table at page 54 includes adjustments to net tangible book value for the exercise of certain warrants. Please tell us how you determined that these warrant exercises were material probable or consummated transactions as a result of the business combination under 1604(c) of Regulation S-K. In addition, explain why you have not included the impacts of transaction expenses as an adjustment to arrive at pro forma net tangible book value per share. Please revise your tables as necessary.

Background of the Business Combination, page 143

3. We note your response to prior comment 16 and reissue in part. We note that on March 13, 2024, Cohen reached out to Plum to gauge Plum’s interest in an introduction to TRC, who was exploring a potential business combination with a special purpose acquisition company, and that on August 24, 2024, Plum formally engaged Cohen as its financial advisor to represent and advise Plum on the transaction. Please clarify Plum's relationship to Cohen at the time the parties were negotiating the business combination and the role Cohen played in the transaction and valuation discussions. In addition, we note your revised disclosure that Cohen did not conduct any diligence on TRC on behalf of Plum. However, we also note that Cohen was present at a meeting on June 13, 2024 to conduct technical due diligence on TRC's rare earth elements project and that Cohen’s support included providing advice on matters relating to Plum’s diligence investigation. Please expand your disclosure to clarify Cohen's role in Plum's diligence investigation.

4. We note your response to prior comment 14. We also note you disclose that the pre-money equity valuation was determined after considering valuations of comparable publicly-listed mining companies, such as Lynas Rare Earths, Iluka, WA Resources Ltd, Brazilian Rare Earths and Aragura Rare Earths Limited, as well as MP Materials, which was publicly listed after a de-SPAC transaction. Please expand your disclosure to discuss who prepared such analysis, the criteria used to select the comparable companies, the valuations of the comparable companies and explain how the comparable companies analysis was applied to determine the valuation of TRC. In addition, we note your disclosures on pages 151 and 156 that Cohen’s support included providing market trading data on specific comparables and precedent transactions. Please revise to provide the disclosure requested above with respect to the precedent transactions.

5. We note disclosure on page F-23 that Sponsor entered into a Service Agreement with Freya Advisory, LCC with respect to certain services relating to diligence on potential business combination transactions. Please expand your disclosure to discuss Freya Advisory's role or advise.

Sources and Uses for the Business Combination, page 167

6. We note your response to prior comment 17. Please revise footnote (2) on page 168 to explain how the 50,000,000 shares to be issued to the TRC Shareholders was derived and tell us why you believe the $10 per share valuation is appropriate.

Total PubCo Common Shares to Be Issued in the Business Combination, page 167

7. We note that you disclose pro forma valuations of Pubco of approximately $811,159,550 and $809,489,390 at an assumed price of $10.00 per share for the no redemption and maximum redemption scenarios and that you have valued the securities issued to the TRC Public Shareholders at $350,734,560 based on the same $10.00 per share price. Please revise your disclosure to clearly explain how these pro forma valuations were derived and why you believe a $10 per share price is appropriate. In addition, clearly disclose the methods used and assumptions made in determining how the enterprise values of Pubco of $602.5 million and $599.2 million, as disclosed at footnotes (14) and (15), were derived and how they relate to the pro forma valuations referred to above.

Material U.S. Federal Income Tax Considerations for U.S. Holders
Material U.S. Federal Income Tax Considerations for TRC U.S. Holders, page 172

8. We note your response to prior comment 18 and reissue the comment in part. Please revise your tax disclosure to clearly identify the opinion being rendered and express a conclusion for each material federal tax consequence. In that regard, how you "intend" to report the Domestication, Plum Amalgamation and TRC Amalgamation does not align with the disclosure requirements set forth in Item 4(a)(6) of Form F-4 or Item 1605(b)(6) of Regulation S-K. In addition, we note your disclosure that you have not sought, nor do you intend to seek, any opinion of counsel with respect to the qualification of the Domestication, the Plum Amalgamation and the TRC Amalgamation as a tax deferred "reorganization" within the meaning of Section 368(a) of the Code. However, we also note that Hogan Lovells US LLP and Allen Overy Shearman Sterling US LLP will be providing opinions. Please revise to reconcile your disclosure.

Plum Management's Discussion and Analysis of Financial Condition and Results of Operations, page 229

9. We note you provided annual financial statements for the years ended December 31, 2024 and 2023. However, you did not provide a discussion and analysis of the results of operations or liquidity and capital resources, including going concern matters, for those years. Please advise or revise your disclosures accordingly. Refer to Instruction 6 to Item 5 of Form 20-F.

Business of TRC and Certain Information About TRC, page 241

10. Please expand your disclosure to discuss in greater detail the timeline for the Phase 1and Phase 2 Technical Work Programs to evaluate the Peak REE Project, including each portion thereof.

Comparison of Corporate Governance and Shareholder Rights, page 314

11. We note your cross reference to a description of the differences between TRC's Articles and the PubCo's Articles, but are unable to locate such discussion. Please explain any material differences in the rights of TRC shareholders as compared with security holders of PubCo. Refer to Item 1605(b)(4) of Regulation S-K.

Beneficial Ownership of Pubco Securities, page 329

12. Please revise the information presented in your beneficial ownership table to provide the beneficial ownership as of the most recent practicable date.

General

13. Please revise to disclose the status of any discussions and negotiations regarding the contemplated PIPE Investment.
14. We note your response to prior comments 3, 7 and 39. We further note that Sponsor entered into a consulting agreement with the company's Chief Financial Officer pursuant to which the Chief Financial Officer will receive Founder Shares, Founder Warrants and a success fee. Please revise or advise.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding engineering matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Aftanas
Bill Nelson